Exhibit 3.22

CAMPING WORLD INSURANCE SERVICES OF TEXAS, INC.

BYLAWS

Camping World Insurance Services of Texas, Inc., a corporation organized under the Texas Business Corporation Act.

ARTICLE I.
REGISTERED OFFICE

Section 1.01. Registered Office. The registered office of the corporation is located at 350 North Saint Paul Street, Dallas, TX 75201, and the name of the registered agent of the corporation at such address is C T Corporation System.

ARTICLE II.
MEETINGS OF SHAREHOLDERS

Section 2.01. Annual Meetings. Annual meetings of shareholders shall be held on the first day of December if not a legal holiday and if a legal holiday, then on the next secular day following, at 10:00 A.M., or at such other date and time as shall be designated from time to time by the Board of Directors and stated in the notice of meeting, at which they shall elect a Board of Directors, and transact such other business as may properly be brought before the meeting.

Section 2.02. Special Meetings. Special meetings of the shareholders may be called for any purpose or purposes at any time by the Chief Executive Officer, Chief Financial Officer, two or more directors, or by shareholder demand.

Section 2.03. Time and Place of Shareholder Meetings.

Except as otherwise provided by statute, any meeting of shareholders shall be held on the date and at the time and place fixed by the Chief Executive Officer or the Board of Directors of the corporation.

Section 2.04. Notice of Shareholder Meeting. Except as otherwise provided by statute, written notice of the date, time, and place of any meeting of shareholders shall be given to every holder of voting shares at such address as appears on the stock book of the corporation at least ten days prior to the meeting if by mail, or two days prior to the meeting if by telex, telegram, or in person.

Section 2.05. Voting. Except where a greater percentage is required by statute, the shareholders shall take action by the affirmative vote of the holders of a majority of the voting power of the shares present.

ARTICLE III.
BOARD OF DIRECTORS

Section 3.01. Number, Term of Office. The number of directors of the corporation shall be as determined from time to time by the Board of Directors of the Company. Directors need not be shareholders. Each director shall hold office for an indefinite term that expires at the annual meeting of shareholders next held after the director’s election and until a successor is elected and has qualified, or until the earlier death, resignation, removal, or disqualification of the director.

Section 3.02. Removal. The Board of Directors or shareholders may remove any director of the corporation at any time, for cause or without cause. New directors may be elected at a meeting at which directors are removed.

Section 3.03. Board Meetings, Notice. The Chief Executive Officer (if a director), the Chairman of the Board (if one is elected) or Directors comprising at least one third of the number of directors then in office may call a Board meeting by giving ten days notice if by mail, or two days notice if by telephone, telex, telegram, e-mail, or in person, to all directors of the day or date and time of the meeting. Meetings of the Board of Directors may be held at the day or date, time, and place, as shall be determined by the Board. If the day or date, time, and place have been announced at a previous meeting of the Board, or if a meeting schedule is adopted by the Board, no notice is required. In the absence of a designation by the Board of Directors, Board meetings shall be held at the principal executive offices of the corporation.

Section 3.04. (a) Advance Written Consent or Opposition. Any member of the Board or a committee thereof, as the case may be, may give advance written consent or opposition to a proposal to be acted on at a Board or committee meeting. If a director or committee member is not present at the meeting, advance written consent or opposition to a proposal does not constitute presence for the purpose of determining whether a quorum exists, but such advance written consent or opposition shall be a vote in favor of or against the proposal or resolution if the proposal or resolution acted upon at the meeting is substantially the same or has substantially the same effect as the proposal or resolution to which the member of the Board or committee has consented or objected.

(b) Action Without Meeting. Any action, other than an action requiring shareholder approval, may be taken by written action signed by the number of directors that would be required to take the same action at a meeting of the board at which all directors were present. An action requiring shareholder approval required or permitted to be taken at a board meeting may be taken by written action signed by all of the directors. Any such written action is effective when signed by the required number of directors, unless a different effective time is provided in the written action. When written action is taken by less than all directors, all directors shall be notified immediately of its text and effective date. Failure to provide the notice does not invalidate the written action. A director who does not sign or consent to the written action has no liability for the action or actions taken thereby.

ARTICLE IV.
OFFICERS

Section 4.01. Election; Term of Office; Removal. The Board of Directors shall elect a Chief Executive Officer and Chief Financial Officer or one or more officers exercising the functions of such offices, and may elect such other officers as it may deem necessary for the operation and management of the corporation, each of whom shall have the duties and responsibilities incident to the offices which they hold or as determined by the Board. Without limiting the foregoing, the Board may elect a Chairman of the Board, a President, a Chief Operating Officer, one or more Vice Presidents, a Treasurer, a Secretary and such assistant officers as it may designate with titles to describe their duties, functions or special responsibilities. Officers shall hold office at the will of the Board for an indefinite term until their successors are elected and qualified. Any officer elected or appointed by the Board of Directors may be removed by the Board at any time with or without cause.

ARTICLE V.
AMENDMENTS

Section 5.01. Subject to the power of shareholders to adopt, amend, or repeal these Bylaws as provided by Texas law, any Bylaw may be amended or repealed by the Board of Directors at any meeting, provided that, after adoption of the initial Bylaws, the Board shall not adopt, amend, or repeal a Bylaw fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the Board, or fixing the number of directors or their classifications, qualifications, or terms of office. The Board may adopt or amend a Bylaw to increase the number of directors.

ARTICLE VI.
SEAL

Section 6.01. If so directed by the Board of Directors, the corporation may use a corporate seal; however, failure to use the seal shall not affect the validity of any document executed on behalf of the corporation. The seal shall have inscribed thereon the name of the corporation and the words “Corporate Seal, Texas”.

ARTICLE VII.
FISCAL YEAR

Section 7.01. The fiscal year of the corporation shall be December 31st.

ARTICLE VIII.
INDEMNIFICATION

Section 8.01. The corporation shall indemnify persons for such expenses and liabilities in such manner, under such circumstances, and to the extent required by Texas law.